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Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In Thousands)

12 Months Ended 12/31/02
EARNINGS:
Income (Loss) from Continuing Operations before income taxes	$(1,555,669)
Add (Deduct):
Earnings on Equity Method	(43,675)
Distributions from Minority Subsidiaries	31,328
Minority interest in pre-tax income of subsidiaries that do not have fixed charges	(15,044)

(1,583,060)
Add fixed charges:
Consolidated interest expense	157,034
Interest Portion (1/3) of Consolidated Rent Expense	27,461

$(1,398,565)
FIXED CHARGES:
Consolidated interest expense/Trust Originated Preferred Securities	$157,034
Interest Portion (1/3) of Consolidated Rent Expense	27,461

$184,495
RATIO OF EARNINGS TO FIXED CHARGES	—

Tax-Effected Redeemable Preferred Dividends	$25
Fixed Charges	184,495

Fixed Charges and Redeemable Preferred Dividends	$184,520
RATIO OF EARNINGS TO FIXED CHARGES AND REDEEMABLE PREFERRED DIVIDENDS	—

Tax-Effected Preferred Dividends	$750
Fixed Charges	184,495

Fixed Charges and Preferred Dividends	$185,245
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	—

The dollar deficiency resulting in less than one-to-one coverage is $1,583,060 for the ratio of earnings to fixed charges, $1,583,085 for the ratio of earnings to fixed charges and redeemable preferred dividends and $1,583,810 for the ratio of earnings to fixed charges and preferred dividends.

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  Exhibit 12